UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Evans & Sutherland Computer Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

299096107 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed on Attachment A. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.

CUSIP NO. 299096107	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wells Fargo & Company Tax Identification No. 41-0449260
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,554,738 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,597,048 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,048
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.17%
12	TYPE OF REPORTING PERSON HC

CUSIP NO. 299096107	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wells Capital Management Incorporated Federal ID No. 95-3692822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 368,932 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 1,543,995 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,543,995
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.66%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 299096107	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wells Fargo Funds Management, LLC Federal ID No. 94-3382001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,185,806 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 53,053 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,806
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.26%
12	TYPE OF REPORTING PERSON IA

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer:

Evans & Sutherland Computer Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

600 Komas Drive Salt Lake City, UT 84108

Item 2	(a)	Name of Person Filing:

Wells Fargo & Company

Wells Capital Management Incorporated

Wells Fargo Funds Management, LLC

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

		1.	Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94104

		2.	Wells Capital Management Incorporated 525 Market Street San Francisco, CA 94105

		3.	Wells Fargo Funds Management, LLC 525 Market Street San Francisco, CA 94105

Item 2	(c)	Citizenship:

		1.	Wells Fargo & Company:

Delaware

		2.	Wells Capital Management Incorporated:

California

		3.	Wells Fargo Funds Management, LLC:

Delaware

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

299096107

Item 3	The person filing is a:

	1.	Wells Fargo & Company:

Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

	2.	Wells Capital Management Incorporated:

Registered Investment Advisor in accordance with Regulation 13d-1(b)(1)(ii)(E)

	3.	Wells Fargo Funds Management, LLC:

Registered Investment Advisor in connection with Regulation 13d- 1(b)(1)(ii)(E)

Item 4	Ownership:

See items 5-11 of each cover page. Information as of December 31, 2005.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Attachment A

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 31, 2006

WELLS FARGO & COMPANY

By:	/s/ Mark B. Kraske
Mark B. Kraske, VP Trust Operations Management Support Services

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Capital Management Incorporated (1)

Wells Fargo Funds Management, LLC (1)

(1)	Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).